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07000801

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2005 (MM/DD/YY) AND ENDING 09/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: METZLER SECURITIES GMBH

OFFICIAL USE ONLY
11-07830
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18, Grosse Gallusstrasse
(No. and Street)

Frankfurt am Main (City) Germany (State) 60311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Klaus (0049-69) 2104-591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young AG, Wirtschaftsprüfungsgesellschaft
(Name – *if individual, state last, first, middle name*)

3-5, Mergenthaler Allee (Address) Eschborn (City) Germany (State) 65760 (Zip Code)

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

MAIL RECEIVED JAN 04 2007 WASH. D.C. 161 SECTION

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1/31/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Klaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metzler Securities GmbH, as of September, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

December 28, 2006

Signature

Executive Officer

Title

DR. CHRISTOPH SCHÜCKING NOTAR IN FRANKFURT AM MAIN

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APPENDIX A

AFFIRMATION

We hereby represent that, to the best of our knowledge and belief, the financial statements and schedules contained in the audit report on the fiscal year ended September 30, 2006 are true and correct and complete.

METZLER SECURITIES GMBH

Jochen Diehl Michael Klaus
Executive Officers

Subscribed and sworn to before me this 28th day of December, 2006.


DR. CHRISTOPH SCHÜCKING
NOTAR IN FRANKFURT AM MAIN

Notary



Report of Independent Auditors

The Board of Directors
Metzler Securities GmbH

We have audited the accompanying statements of financial condition of Metzler Securities GmbH (the "Company", a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA) as of September 30, 2006 and 2005, and the related statements of operations and comprehensive income (loss), changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as the basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metzler Securities GmbH as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eschborn/Frankfurt am Main, December 28, 2006

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Heist Wirtschaftsprüfer	Sinning Wirtschaftsprüferin

Metzler Securities GmbH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)
Statements of Financial Condition

	September 30, 2005	September 30, 2006
	USD '000	USD '000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	293	302
Investments:		
Available-for-sale securities	1,684	2,110
Non-marketable securities	7	0
Other current assets	36	55
Total Assets	2,020	2,467
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	85	114
Payable to affiliates	6	5
Total Current Liabilities	91	119
SHAREHOLDER'S EQUITY		
Common shares	3,366	3,366
Additional paid in capital	2,950	2,950
Accumulated deficit	(3,205)	(2,720)
Accumulated other comprehensive income (loss):		
Accumulated unrealized losses on marketable securities	86	(3)
Accumulated foreign currency translation losses	(1,268)	(1,245)
Total Shareholder's Equity	1,929	2,348
Total Liabilities and Shareholder's Equity	2,020	2,467

See accompanying notes to financial statements.

Metzler Securities GmbH

(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statements of Operations and Comprehensive Income (Loss)

	Year Ended September 30, 2005 USD '000	Year Ended September 30, 2006 USD '000
Revenues		
Commissions	167	440
Interest and other income	30	92
Realized gains on marketable securities	3	222
Total Revenues	200	754
Expenses		
External audit fees	50	38
Commission and clearance fees	33	88
Administration fees	26	25
Bookkeeping fees	25	25
Realized losses on marketable securities	0	3
Provision for uncollectible receivables	34	0
Other operating expenses	57	90
Total Expenses	225	269
Income (Loss) before income taxes	(25)	485
Income tax expense	0	0
Net Income (Loss)	(25)	485
Other Comprehensive Income (Loss)		
Unrealized gains (losses) on marketable securities, net	86	(89)
Foreign currency translation adjustment	(6)	23
Comprehensive Income	55	419

See accompanying notes to financial statements.

Metzler Securities GmbH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)
Statements of Changes in Shareholder's Equity
Year ended September 30, 2006

	Common Stock	Paid in capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Accumulated unrealized gains (losses) on available-for-sale securities	Accumulated Other Comprehensive Income (Loss): Accumulated foreign currency translation adjustment	Total Shareholder's Equity
	USD '000	USD '000	USD '000	USD '000	USD '000	USD '000
Balance at October 1, 2004	3,366	2,950	(3,180)	(0)	(1,262)	1,874
Paid in capital						
Net loss			(25)			(25)
Other comprehensive income				86	(6)	80
Balance at September 30, 2005	3,366	2,950	(3,205)	86	(1,268)	1,929
Net Income			485			485
Other comprehensive income				(89)	23	(66)
Balance at September 30, 2006	3,366	2,950	(2,720)	(3)	(1,245)	2,348

See accompanying notes to financial statements

Ernst & Young

Metzler Securities GmbH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)
Statement of Cash Flows

	Year Ended September 30, 2005	Year Ended September 30, 2006
	USD '000	USD '000
Operating Activities		
Net Income	(25)	485
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities		
Commission receivable	4	0
Other assets	79	(19)
Payable to affiliates	6	(1)
Accounts payable	5	29
Net cash provided by (used in) operating activities	**69**	**494**
Investing Activities		
Proceeds from sale of marketable securities	1,350	3,829
Purchase of marketable securities	(1,368)	(4,323)
Net cash provided by (used in) investing activities	**(18)**	**(494)**
Effect of exchange rate differences on cash	(5)	9
Net increase in cash and cash equivalents	**46**	**9**
Cash and cash equivalents at beginning of year	247	293
Cash and cash equivalents at end of year	293	302
Supplementary disclosures of cash flow information		
Income taxes paid	0	0
Interest paid	0	0

See accompanying notes to financial statements.

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

1. Operations

Metzler Securities GmbH (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 and has been a corporate member of the Philadelphia Stock Exchange Inc. since October 1974. The Company is a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA, Frankfurt, Germany (the "Parent"). The Company acts as a broker-dealer for United States or German institutional customers seeking to sell or purchase German, other European or United States securities. These securities are listed in Germany, other European countries or the United States or traded in the German, another European or the U.S. over-the-counter markets. Trades are settled on a payment against delivery basis. Accordingly, the Company does not hold cash or securities for the account of its customers.

The Company is a corporation with limited liability under German law with 100 % of its capital held by the Parent, a privately held investment bank based in Frankfurt am Main, Germany. The Company's office is in Frankfurt am Main, Germany. The Company has no branches.

The Company has entered into separate clearing arrangements for its United States and German transactions.

Revenues 2006 are derived from eleven customers as opposed to ten customers in 2005.

Metzler Securities GmbH is a member of the Securities Investor Protection Corporation and carries Stock Broker's Blanket Bonds.

2. Accounting Policies and Procedures

Basis of Presentation

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States ("US GAAP") and include the accounts of Metzler Securities GmbH. The Company has no subsidiary or investee operations.

As a consequence of past restructuring efforts and the closure of its New York office in fiscal year 2003, the Company now serves its United States customers from its Frankfurt office. The number of trades executed for its United States customers has increased to 589 in fiscal year 2006, compared to 209 in fiscal year 2005. The Company's goal is to establish a profitable business in the United States by offering a range of services not necessarily offered by its competitors.

Cash Equivalents

The Company defines cash equivalents as highly liquid deposits not held for sale in the ordinary course of business, which have original purchased maturities of three months or less.

Revenue Recognition

The Company acts as a broker-dealer in German, other European and United States securities and recognizes revenue at the trade date. The Company only accepts institutional customers such as banks, brokers or other financial institutions.

Use of Estimates

The accompanying financial statements have been prepared by management in conformity with US GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Marketable Securities

Proprietary security transactions are recorded on a trade-date basis. Securities are classified as available for sale and are recorded at fair value in the financial statements. Realized gains and losses are reflected in revenues in the period during which the disposal occurs.

Declines in the fair value of available-for-sale securities are classified as other-than-temporary when impairments persist for several periods and management does not expect market values to reach historical cost within the next fiscal year. The cost basis of the related security is then written down to its current fair value and a realized loss is recognized in current earnings. Subsequent increases in fair value are accounted for as unrealized gains in other comprehensive income following the Financial Accounting Standards Board Statement No. 115 ("SFAS 115") *"Accounting for Investments in Certain Debt and Equity Securities"*.

Accrued Expenses

Accrued expenses are recognized when the Company has a present obligation (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Foreign Currencies

The Company considers its functional currency to be the Euro. All of the Company's assets are denominated in Euro. On the other hand, while many transactions are conducted in Euro a large component of its cash flows are also either settled in or otherwise linked to USD.

Monetary assets and liabilities denominated in currencies other than the Euro are translated at exchange rates in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the Euro are translated at the prevailing exchange rate at the transaction date or at an average for the period.

For SEC requirements the reporting currency used in the accompanying financial statements is the USD. The Company translates its financial statements and accounts for transactions denominated in foreign currency in accordance with Financial Accounting Standards Board Statement No. 52 (SFAS 52) "*Foreign Currency Translation*". Revenue and expense figures have been translated using average exchange rates over the reported time periods. The Company's shareholder's equity is recorded at historical exchange rates. Assets and liabilities are translated at exchanges rates in effect at the balance sheet dates. The foreign currency translation adjustment results from the average exchange rate for transactions compared to the exchange rate used to translate assets and liabilities at September 30, 2006 and 2005.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carry-forwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets where it is more likely than not that such assets will not be realized.

Exchange Memberships

Exchange memberships are recorded at cost or, if an impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from non-owner sources. Comprehensive income for fiscal year 2006 and fiscal year 2005 consists of net income (loss), currency translation adjustments and unrealized gains (losses) on marketable securities.

3. Related Party Transactions

The Company executes purchases and sales of German, other European and United States securities through the Parent and third parties. Included in "Commissions and clearance fees" are commissions and clearance fees paid to third parties for execution and settlement services of USD 88,027 in fiscal year 2006 (Fiscal year 2005: USD 33,367).

All commissions and clearance fees in fiscal year 2006 and fiscal year 2005 were paid to Bankhaus Metzler for execution and settlement services based on a clearing agreement dated August 19, 2004.



The Company has an uncommitted line of credit with the Parent totaling EUR 2 million to finance short-term cash needs with an interest rate of 6.75 % p.a. fixed until February 28, 2007. At September 30, 2006, no amounts were outstanding under this line of credit.

4. Income Taxes

Income tax expense included in the statement of operations consists of the following:

	Year Ended September 30, 2005 USD '000	Year Ended September 30, 2006 USD '000
Current income tax expense	0	0
Deferred income tax expense	0	0
Total income tax expense	**0**	**0**

The actual tax expense for both the fiscal year 2005 and fiscal year 2006 differs from the amount that would be computed by applying the statutory German tax rate to pre-tax income (loss) due to the existing net operating loss carry-forwards.

The Company files its German tax returns on a calendar year basis. Deferred tax assets consist primarily of net operating loss carry-forwards ("NOL carry-forwards") available for German tax purposes. These NOL carry-forwards totaled Euro 634,359 as of December 31, 2005. While there is currently no expiration to these NOL carry-forwards, they have been fully provided for in the accompanying financial statements given the current uncertainty of their ultimate recoverability.

5. Marketable Securities

Marketable securities are considered available for sale and are reported at fair value at each balance sheet date. The changes in fair values during fiscal years 2005 and 2006 were recognized as unrealized gains in other comprehensive income as far as the corresponding securities were still held by the Company at the respective balance sheet date.

The aggregate cost, fair values and net unrealized holdings gains and losses by type of securities as of September 30, 2006 and as of September 30, 2005, respectively, are as follows:

September 30, 2006 (In USD '000)	**Cost**	**Unrealized gains/(losses)**	**Estimated fair value**	**Changes in unrealized gains/(losses)**
German public issuer bonds, with a maturity within one year	2,113	(3)	2,110	(3)
US Government bonds	-	-	-	(3)
Other marketable securities	-	-	-	(83)
Total	2,113	(3)	2,110	(89)

September 30, 2005 (In USD '000)	**Cost**	**Unrealized gains/(losses)**	**Estimated fair value**	**Changes in unrealized gains/(losses)**
US Government bonds	1,368	3	1,371	3
Other marketable securities	225	83	308	83
Non-marketable securities	7	0	7	0
Total	1,600	86	1,686	86

During fiscal year 2006, marketable securities with a fair value of USD 4,052,051 were sold or matured, resulting in a net realized gain of USD 221,732 in fiscal year 2006. No marketable securities were sold in fiscal year 2005.

The value of the German public issuer Bonds as indicated in the Statement of Financial Condition contains accrued interest totaling USD 544 as of September 30, 2006. The value of the US Government Bonds as indicated in the Statement of Financial Condition contained accrued interest totaling USD 4,360 as of September 30, 2005.

6. Net Capital and Cash Reserve Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the SEC. This rule prohibits the Company from engaging in any securities transactions whenever its aggregate indebtedness, as defined by regulations, exceeds 1,500 % (fifteen times) its net capital, as defined by regulations. At September 30, 2006, the Company was required to maintain minimum net capital of the higher of USD 7,933, equaling 7 % of the total aggregate indebtedness, or USD 100,000. Aggregate indebtedness was USD 119,002 and regulatory net capital was USD 1,824,901 resulting in a ratio of approximately 6.5 %.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and NASD.

Pursuant to the cash reserve requirements of SEC Rule 15c3-3, the Company may be required to deposit funds in a special reserve bank account for the exclusive benefit of customers. Since September 30, 2003, the Company is exempted from this rule.

7. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of its business, the Company's customer activities involve the execution and settlement of various securities transactions. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company and its Parent monitor the credit standing of counter-parties with whom they conduct business on a periodic basis in order to control the risks associated with these activities. Trades pending at September 30, 2006 were settled without adverse effect on the Company's financial statements, taken as a whole.

Supplemental Information



Metzler Securities GmbH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2006

(in USD)

Total ownership equity		2,348,103
Deduct ownership equity not allowable for net capital		0
Total ownership equity qualified for net capital		2,348,103
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated liabilities		2,348,103
Deductions and/or charges:		
Total nonallowable assets from Statement of Financial Condition*	354,452	
Other deductions and/or charges	0	
Total deductions and/or charges		(354,452)
Other additions and/or charges		0
Net capital before haircuts on securities positions		1,993,651
Haircuts on securities:		
United States and Canadian government obligations	0	
Stocks and warrants	168,750	
Other	0	
Total haircuts on securities		(168,750)
Net Capital		1,824,901

**See attached Statement of Assets Deemed Nonallowable in Computing Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.*

Metzler Securities GmbH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission (continued)

September 30, 2006

(in USD)

Computation of Basic Net Capital Requirement	
Minimum net capital required (based on Aggregate Indebtedness)	7,933
Minimum dollar net capital requirement of reporting broker or dealer	100,000
Net capital requirement	100,000
Excess net capital	1,724,901

(in USD)

Computation of Aggregate Indebtedness (AI)	
Total AI liabilities from Statement of Financial Condition	119,002
Total Aggregate Indebtedness	119,002
Percentage of Aggregate Indebtedness to net capital	7 %

Metzler Securities GmbH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission (continued)

September 30, 2006

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5:

The Company's unaudited filing reported the following:

	Unaudited filing	Schedule above	Difference
Net capital	1,827,767	1,824,901	-2,866
Excess net capital	1,727,767	1,724,901	-2,866
Aggregate indebtedness	119,002	119,002	-

The difference of USD 2,866 resulted from non-recurring adjustments which the Company made during its year end closing process. The Company believes this difference is immaterial when viewed in relation to the excess net capital that it currently has on hand.

Metzler Securities GmbH
(a subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Assets Deemed Nonallowable in computing Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2006

(in USD)	
Cash and cash equivalents	299,501
Other current assets	54,951
Securities owned and not readily marketable	0
	354,452

Metzler Securities GmbH

(a subsidiary of B. Metzler seel. Sohn & Co. KGaA)

STATEMENT REGARDING RULE 15C3-3

September 30, 2006

Pursuant to a letter from the National Association of Securities Dealers dated June 6, 1995, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.



Independent Auditors' Supplementary Report on Internal Accounting Control Required by SEC Rule 17a-5

Independent Auditors' Supplementary Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Metzler Securities GmbH

In planning and performing our audit of the financial statements and supplemental schedules of Metzler Securities GmbH, (a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA) for the year ended September 30, 2006, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17(a)-5g in making the periodic computations of aggregate indebtedness and net capital under rule 17(a)-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15(c)3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters of internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Eschborn/Frankfurt am Main, December 28, 2006

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Heist
Wirtschaftsprüfer

Sinning
Wirtschaftsprüferin